RED WHITE & BLOOM BRANDS INC.

(the “Company”)

INVESTMENT POLICY

Summary

The Company is a publicly traded investment company whose primary objective is to invest its funds for purposes of generating returns from capital appreciation and investment income.  It intends to accomplish these goals through the identification of and investment in securities of private and publicly listed entities that are involved in a variety of industries, with a focus on medical or recreational cannabis and legal hemp CBD products.

Investments will be acquired and held for short-term gains, income generation, or long-term capital appreciation, dependent upon the specific investment. The paramount goal of the Company will be to generate maximum returns from its investments.

The Company expects to establish an investment committee to oversee the identification, review and implementation of investments.  The Company may also engage an investment manager to assist with identifying and executing upon investments, as well as monitoring investments over time.

While the Company’s focus will be on making investments in businesses that are involved in the above mentioned sectors, the actual composition of the Company’s investment portfolio will vary over time depending on its assessment of a number of factors, including the performance of its investments, developments in existing and potential markets, and risk assessment. The Company’s investment objectives, investment strategy and investment restrictions may be amended from time to time on the recommendation of the investment committee or senior management and approval by the Board.  The Company’s board of directors reserves the right and authority to change the general or specific focus of the Company’s investments over time; and reserves the right to diversify the Company’s portfolio of investments by industry, geography, and investment type without prior announcement or notice being given.

The Company anticipates re-investing the profits realized from its investments to further the growth and development of the Company’s investment portfolio.  The declaration and payment of dividends to shareholders will become a priority once Company has achieved steady or continuous cash flow from its investments.

Investment Objectives

The principal investment objectives of the Company are as follows:

•to seek high return investment opportunities by investing directly in a variety of securities or interests of public and private companies and assisting in early stage projects by providing financial support;

•to identify early stage opportunities with attractive risk/reward ratios;

•to preserve its capital and limit the downside risk of its capital;

•to achieve a reasonable rate of capital appreciation;

•to minimize the risk associated with each form of investment; and

•to seek liquidity in its investments.

Investment Strategy

To achieve the investment objectives as stated above, while mitigating risk, the Company, when appropriate, shall employ the following disciplines:

•The Company will obtain detailed knowledge of the relevant business in which the investment will be made, as well as the target company (“Investee”).

•The Company will seek to retain management or consultants having specific industry expertise within the industry or sector in which an investment is contemplated or has been made.

•The Company will work closely with the Investee’s management and board, and in some cases, assist in sourcing experienced and qualified persons to add to the board and/or management of the Investee. In certain circumstances, a representative of the Company may be appointed to an Investee’s board of directors.

•Investments may include:

o equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants and options, royalties, streaming investments, net profit interests and other hybrid instruments;

oacquisitions, partnership interests, or joint venture interests with Investees;

o acquisition of a business or its assets, directly or via a wholly owned subsidiary, and subsequent managing or assisting in developing the underlying business;

o capital investment in private companies, and assistance in moving them to an acquisition or merger transaction with a larger company or to the public stage through initial public offering, reverse takeover or other liquidity event;

o early stage equity investments in public companies believed to have favourable management and business; and

o where appropriate, acting as a third party advisor for opportunities in target or other companies, in exchange for a fee.

•The Company will have flexibility on the return sought, while seeking to recapture its capital within a reasonable period following the initial investment(s).

•The Company will seek to maintain the ability to actively review and monitor all of its investments on an ongoing basis. Investees will be required to provide continuous disclosure of operations and financial status. From time to time, the Company may insist on board or management representation on Investees.

•The Company will continually seek liquidity opportunities for its investments, with a view to optimizing the return on its investment; recognizing that no two investments will be alike in terms of the duration held or the best means of exiting an investment.

•The Company may acquire interests in Investees within the framework of the above guidelines, which from time to time may result in the Company holding a control or complete ownership position in an Investee.

•The Company may utilize the services of both independent organizations and securities dealers to gain additional information on target investments where appropriate.

Notwithstanding the foregoing, from time to time, the Board may authorize such investments outside of these disciplines as it sees fit for the benefit of the Company and its shareholders.

Pending investment of available funds, monies will be held in bank or trust accounts with Schedule A financial institutions.

 Investments

Principal Targets:  All aspects of the medical and recreational cannabis sectors, including entities involved in providing goods or services to the industry.

Composition:  The actual composition of the Company’s investment portfolio will vary over time depending on its assessment of a number of factors, including the global development of the cannabis industry.  Management will not be bound or restricted as to the geographic, percentage diversity, number of investments, or other restrictive parameters; but may exercise flexibility in its approach to and investment of available funds.

Types:  The Company will maintain a flexible position with respect to the form of investments taken, and may employ a wide range of investment instruments, including equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants and options, joint ventures, partnerships, net profit interests and other hybrid instruments.

Jurisdictions:  While the Company initially intends to focus on investments primarily located within the United States, it acknowledges that the industries and sectors in which it intends to invest may become global in nature, and as such anticipates that a material percentage of its investments may be in entities formed in jurisdictions outside of the United States.  All jurisdictions where cannabis is legal will be permissible for investment consideration depending on the risk assessment of the Board and management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction, including the purchase of securities listed on foreign stock exchanges.

Timing:  The timing of the Company’s investments will depend, in part, on available capital at any particular time, and the investment opportunities identified and available to the Company.  Subject to the availability of capital, the Company intends to create a suitably diversified portfolio of investments and not retain available cash.  Management will not be bound or restricted as to the timing to invest available capital; but will seek to fully deploy available capital in as expeditious a manner as possible.

Notwithstanding the above, the Company must invest at least 60% of its available capital resources in Investees, in accordance with the investment objectives and strategy outline herein, at all times (subject to a reasonable period of time following each raising of additional capital).  In the event it fails to meet this requirement for a period of 180 days or more, it will forthwith call a meeting of its shareholders for the purpose of seeking majority of the minority approval (excluding management and insiders) to one of (i) continue to seek investment opportunities in accordance with the investment policies and strategies outlined herein, or (ii) discontinue its operations as an investment company and seek alternative opportunities, or (iii) liquidate and discontinue all operations and return the proceeds therefrom to the minority shareholders as a return of capital or cash dividend.

Size:  The Company will not be bound or restricted as to the overall size of its investment portfolio.  The Company may raise additional funds continuously for purposes of expanding its investment portfolio; or may choose to limit its size based on available management time or investment opportunities. Nor will the Company be limited as to the size of any particular investment it may make or the percentage interest any one investment may be of the Company’s overall portfolio.  As such, the Company may hold a material or majority of its investments in one Investee or a relatively few number of Investees.  Further, the Company will not be limited as to the percentage interest it may hold in any Investee, which may result in the Company holding a control position or even complete ownership of an Investee.

Investee Structures:  The Company will not be bound or restricted as to the nature or structure of Investees.  Investees may be public or private corporations, partnerships, joint ventures or other legal entities.

Compliance:  The Company will be use its reasonable commercial efforts to ensure that with respect to every investment made by the Company that the Investee is in full compliance with all applicable regulatory requirements enacted by the applicable regulatory authorities in the jurisdiction in which it operates.

 Management Participation

The Company may, from time to time, seek a more active role in Investees, and provide such entities with financial and personnel resources, as well as strategic counsel.  The Company may also ask for board representation in cases where it makes a significant investment in the Investee.  The Company’s nominee(s) shall be determined by the Board as appropriate in such circumstances.

 Registration Status

The Company will aim to structure its investments in such a way that the Company is not deemed to be either an investment fund or mutual fund, as defined by applicable securities laws, thereby avoiding the requirement to register as an investment fund manager or investment advisor.

 Conflicts of Interest

The Company recognizes that its directors, officers are or may be involved in other financial, investment and professional activities which may on occasion cause a conflict of interest with their duties to the Company.  These include serving as directors, officers, promoters, advisers or agents of other public and private companies, including Investees.  These persons may also engage in transactions with the Company where any one or more of them is acting in a capacity as financial advisor, broker, intermediary, principal, or counterparty, provided that such transactions are carried out on terms similar to those which would apply in a like transaction between parties not connected with any one of them and such transactions are carried out on normal commercial terms as if negotiated at arm’s length.

The Company has no restrictions with respect to investing in Investees in which a director or member of management may already have an interest.  However, directors and senior officers will be required to disclose any conflicts of interest, including holding any interest in a potential investment.  Further, where a conflict is determined to exist, the person having a disclosable interest shall abstain from making further decisions or recommendations concerning such matter, and any potential investments where there is a material conflict of interest involving an employee, officer or director of the Company may only proceed after receiving approval from the disinterested directors of the Board.

The Company will also be subject to “related party” transaction policies of the securities exchange(s) on which its shares are listed for trading.  Such policies may require disinterested shareholder approval and valuations for certain investment transactions.

Prior to making any investment commitment, the Company shall adopt procedures for checking for potential conflicts of interest, which shall include but not be limited to a circulation of the names of a potential target corporation and its affiliates to the Board and management.

 Procedures and Implementation

The Board may appoint an Investment Committee (the “Committee”) to be responsible for assisting the Board in discharging the Board’s oversight responsibilities relating to investment opportunities.  These individuals would be expected to have a broad range of business experience and their own networks of business partners, financiers, venture capitalists and finders through whom potential investments may be identified.

If appointed, prospective investments will be channeled through the Committee.  The Committee will make an assessment of whether each proposal fits with the investment and corporate strategy of the Company in accordance with the investment objectives and strategy set out herein, and then proceed with preliminary due diligence, leading to a decision to reject or move the proposal to the next stage of detailed due diligence.  This process may involve the participation of outside professional consultants.

The Company will seek to obtain detailed knowledge of the Investee and its business including its management team, quality of asset(s), and associated risks, as applicable.

Once a decision has been reached to recommend investing in a particular situation, a summary of the rationale behind the investment decision will be prepared by the Committee and submitted to the Board.  This summary is expected to include, among other things, the estimated return on investment, timeline of investment, guidelines against which future progress can be measured, and risks associated with the investment.

All investments will be submitted to the Board for final approval.  The Committee will monitor the Company’s investment portfolio on an ongoing basis, and will be subject to the direction of the Board.  The Committee will present an overview of the state of the investment portfolio to the Board on a quarterly basis.

The representative(s) of the Company involved in negotiating the structure of the Company’s investment will be determined in each case by the circumstances of the investment opportunity.

 Amendment

The Company’s investment objectives, investment strategy and investment restrictions may be amended from time to time on the recommendation of the investment committee or senior management and approval by the Board.

 Dividends

The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Company’s investment portfolio.  As part of the Company’s overall objective of maximizing returns on its investments, it will seek to maximize value to its shareholders. As such the declaration and payment of dividends to shareholders may become a priority once Company has achieved steady or continuous cash flow from its investments.